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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              MK Resources Company
                           (formerly MK Gold Company)
                                (Name of Issuer)

       Common Stock, $0.01 par value               55305P 10 0
       (Title of class of securities)             (CUSIP number)

                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 2, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 6 pages)
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

----------------------------------------------------------------------              ------------------------------------------------
CUSP No.  527288 5 10 4                                                    13D
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
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [  ]
                                                                                                                       (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                         [  ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           27,212,735*
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      27,212,735*
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        27,212,735*

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [  ]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   72.1%*

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------

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*    Does not include shares issuable upon conversion of the Company's outstanding debt to Leucadia under the credit agreement between the parties.

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
Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 10 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.
           -----------------------

           On May 3, 2005, Leucadia and MK Resources announced that they had entered into a Share Purchase Agreement, dated May 2, 2005 (the "Share Purchase Agreement"), with Inmet Mining Corporation ("Inmet") to sell to Inmet 70% of MK Resources' Las Cruces copper mining project in southern Spain (the "Las Cruces Project"). Under the Share Purchase Agreement, Inmet will issue 5,600,000 Inmet common shares to MK Resources in exchange for the 70% interest in the Las Cruces Project (the "Inmet Transaction"), and enter into a registration rights agreement with respect to such Inmet common shares (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Leucadia and MK Resources will agree not to transfer the Inmet common shares issued in the Inmet Transaction (other than to their affiliates) until the earlier of the fourth anniversary of the consummation of the Inmet Transaction and such time as the completion tests to be specified under the project financing described below have been achieved. After the consummation of the Merger described below and the Inmet Transaction, Leucadia will retain a 30% indirect interest in the Las Cruces Project.

           Pursuant to the Share Purchase Agreement, Leucadia and Inmet have committed to provide financing to the Las Cruces Project currently estimated to be approximately $159,000,000, of which the Company's share will be approximately $50,000,000 ($32,300,000 of which has already been loaned). Leucadia has also agreed to provide certain guarantees for 30% of the third party project financing to be obtained for the Las Cruces Project until such time as the completion tests to be specified under the project financing have been achieved.

           To facilitate the Inmet Transaction, Leucadia, Marigold Acquisition Corp., a wholly owned subsidiary of Leucadia, and MK Resources have entered into an Agreement and Plan of Merger, dated as of May 2, 2005 (the "Merger Agreement"), pursuant to which Leucadia will acquire the remaining 27.9% of the outstanding shares of Common Stock that Leucadia does not already own (the "Merger"). Under the terms of the Merger, MK Resources stockholders will receive
0.0317 of a Leucadia common share for each share of Common Stock they own. In the transaction, Leucadia would issue to MK Resources stockholders an aggregate of approximately 333,500 Leucadia common shares.

           The Merger and the Inmet Transaction were approved by the independent directors of MK Resources, who were advised by Raymond James Ltd. Upon the recommendation of the independent directors, the Merger and the Inmet Transaction were unanimously approved by the Board of Directors of MK Resources.


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
           Consummation of the Inmet Transaction is subject to the satisfaction of certain conditions, including the completion of the Merger, receipt of required consents, if any, and receipt of a third party project financing commitment of not less than $255 million and a 66 million Euro bridge facility.

           Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of the transaction by MK Resources' stockholders, effectiveness of a registration statement with respect to the Leucadia common shares to be issued in the Merger, and satisfaction of the closing conditions to the Share Purchase Agreement.

           Leucadia has agreed with Inmet to vote all of the shares of Common Stock it owns in favor of the Merger pursuant to a Voting Agreement, dated as of May 2, 2005 (the "Voting Agreement"). Leucadia's vote will be sufficient to approve the Merger. The Voting Agreement will terminate in the event the Share Purchase Agreement is terminated.

           The Share Purchase Agreement includes a commitment by Leucadia and MK Resources not to solicit an alternative transaction to the Inmet Transaction. Should MK Resources receive an unsolicited alternative transaction proposal, its Board of Directors may consider that alternative transaction and, if such alternative transaction proposal is determined to be superior to the Merger, MK Resources may terminate the Inmet Transaction. If the Inmet Transaction is not completed in these circumstances, then Inmet shall receive a compensation fee equal to the greater of $3 million or 75% of the excess value that Leucadia will receive on closing of the alternative transaction proposal, provided that such closing occurs within 12 months of the termination of the Inmet Transaction.

           A copy of the press release is filed herewith as Exhibit 1 and is incorporated herein by reference. Copies of the Share Purchase Agreement, the Merger Agreement and the Voting Agreement are filed herewith as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

           This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

           Any offer will only be made through a proxy statement/prospectus, which would form part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). MK Resources shareholders are urged to review carefully the registration statement and the proxy statement/prospectus included therein, and other documents relating to the proposed Merger that will be filed with the SEC when they become available


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
because these documents will contain important information relating to the merger. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any other documents incorporated by reference therein have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER.

           Leucadia, MK Resources and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of MK Resources in respect of the proposed Merger. Information regarding Leucadia's directors and executive officers is available in Leucadia's proxy statement for its 2005 annual meeting of stockholders, dated April 22, 2005, and information regarding MK Resources' directors and executive officers is available in MK Resources' Form 10-K/A for the fiscal year ended December 31, 2004, dated April 28, 2005. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
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           to Securities of the Issuer.
           ----------------------------

           The information set forth under Item 4 and the agreements filed herewith as Exhibits 2, 3 and 4 are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Press release of Leucadia National Corporation and MK Resources Company, dated May 3, 2005 (filed as Exhibit 99.1 to Leucadia's Current Report on Form 8-K, filed May 3, 2005, and incorporated herein by reference).

           2. Share Purchase Agreement, dated May 2, 2005, between Inmet Mining Corporation, Leucadia National Corporation, MK Resources Company.

           3. Agreement and Plan of Merger, dated as of May 2, 2005, among Leucadia National Corporation, Marigold Acquisition Corp. and MK Resources Company.

           4. Voting Agreement, dated as of May 2, 2005, between Leucadia National Corporation and Inmet Mining Corporation.


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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 4, 2005

                                         LEUCADIA NATIONAL CORPORATION

                                         By:     /s/ Joseph A. Orlando
                                               ---------------------------------
                                               Name:   Joseph A. Orlando
                                               Title:  Vice President and Chief
                                                       Financial Officer





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